Exhibit 99.1

LEGION PARTNERS FILES COUNTERSUIT AGAINST RCMT FOR TRYING TO MISLEAD STOCKHOLDERS

Believes RCMT’s Actions, Statements Violate Federal Securities Laws

Urges Stockholders to Stay Focused on the Real Issues and Vote the GOLD Proxy Card Today

Los Angeles – November 18, 2013 – Legion Partners Asset Management, LLC (“Legion Partners”), together with IRS Partners No. 19, L.P. and certain other stockholders (collectively, the “Stockholder Group”) of RCM Technologies, Inc. (“RCM”) (NASDAQ: RCMT), announced today that it has filed counterclaims against RCM for advancing false and misleading statements in violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Stockholder Group represents RCM’s largest stockholder and has nominated two director nominees -- Roger H. Ballou and Bradley S. Vizi -- to the Board of Directors (the “Board”) of RCM at the 2013 annual meeting of stockholders scheduled to be held on December 5, 2013 (the “2013 Annual Meeting”). On November 8, 2013, RCM filed a complaint against the Stockholder Group in the U.S. District Court, District of New Jersey claiming the Stockholder Group is attempting to influence the results of the 2013 Annual Meeting by advancing false and misleading statements in violation of the Exchange Act.

In fact, the Stockholder Group believes some of RCM’s actions and statements are clear violations of federal securities laws.

“We are deeply troubled by the Board’s tactics to attempt to divert stockholders’ attention away from the real issues facing RCM,” said Bradley Vizi of Legion Partners. “RCM cannot continue to mislead stockholders by alleging our proxy materials are false and misleading merely because we responded to SEC comments in the ordinary course.  Unlike RCM’s complaint, our counterclaim is narrow in scope and addresses only clear violations of federal securities law.”

Mr. Vizi continued, “The Board’s misuse of stockholder capital to pursue this frivolous lawsuit against its largest stockholder is a desperate act of self-preservation.   It is obvious to us of the urgent need to elect new independent directors to the Board and separate the roles of Chairman and CEO.”

In contrast to RCM’s complaint, which the Stockholder Group believes is frivolous and lacks merit, the Stockholder Group’s counterclaims are narrow in scope and relate only to particularly egregious statements that RCM has disseminated to stockholders.  Specifically, RCM has repeatedly stated that the Stockholder Group’s preliminary proxy filings were “false and misleading” simply by virtue of their being reviewed and commented upon by the SEC.  All preliminary proxy materials, including those of RCM, are subject to SEC review and comment.  The mere existence of comments from the SEC in no way supports an inference that the preliminary material was false or misleading.

In addition, RCM has stated that the Stockholder Group’s filing of a proxy supplement and Schedule 13D amendment to advise stockholders of the frivolous lawsuit filed by RCM, constituted “extensive additional disclosures,” validating RCM’s concerns with the Stockholder Group’s proxy materials.  The mere fact of informing stockholders of the complaint and responding to statements the Stockholder Group believes are immaterial or already disclosed in either RCM’s proxy materials or Stockholder Group’s proxy materials, does not constitute extensive new disclosure nor is it evidence that RCM’s claims are true.  The Stockholder Group believes this is a clear violation of federal securities laws.

While RCM repeatedly attacks the qualifications and experience of the Stockholder Group’s nominees, it fails to inform stockholders of its own two nominees’ shortcomings.

Robert B. Kerr:

•	19-year incumbent but only owns 0.5% of RCM stock;

•	No prior public company board experience other than RCM;

•	Member of RCM’s compensation committee that approved outrageous compensation agreements for CEO Leon Kopyt;

•
Member of RCM’s audit committee tasked with overseeing RCM’s disclosures and controls when Mr. Kopyt misrepresented his academic credentials.  Recently remarked that misrepresentations were “immaterial.”

Michael F.S. Frankel:

•	Recently selected by a newly formed nominating committee;

•
Notably worked at the same law firm (Skadden, Arps) and during the same period as RCM’s special counsel, Keith Gottfried, who has been retained to advise RCM on this election contest and whose current firm is counsel of record on the complaint filed against the Stockholder Group.

•
Also notably serves on the Board of Directors of Onvia.  Keith Gottfried also serves as counsel to Onvia.  Is this relationship just a coincidence or was Mr. Frankel a rushed selection by an unprepared Board to appear less entrenched?

•	Owns 0.0% of RCM stock

The Stockholder Group also reminds its fellow stockholders of the significant underperformance of RCM and poor compensation and corporate governance practices:

➢
The Board claims it has returned over 587% in total stockholder return over the past five years but fails to reveal that its starting point for this measurement was the peak of the financial crisis, when RCM’s stock was a mere 23 cents shy of its lowest closing price in the past 20 years.  If one were to run that same five year return for RCM as of the date ending December 31, 2012 (the date corresponding to RCM’s proxy statement and the most relevant date for judging RCM’s performance), RCM only returned 3.8% to stockholders, significantly underperforming the Russell 2000 and its Peer Set at 19.1% and 40.1%, respectively.

➢	Despite acquiring $32 million in incremental revenue since 2007, RCM has lost approximately $66 million in revenue over the same period of time.

➢	The Board has approved outrageous compensation arrangements for its three top executives – over $8 million ($6.1 million for the Chairman and CEO alone) despite RCM’s underperformance.

➢	Mr. Kopyt’s $6.1 million parachute payment can be triggered if even one of the Stockholder Group’s nominees is elected to the Board.

➢
The Board has ignored the fact that its own Chairman and CEO previously misrepresented his academic credentials repeatedly to the invested public.  It is unfortunate that stockholders first discovered this misrepresentation at such a late juncture.

➢	The Board delayed the 2013 Annual Meeting by 6 months with no communication to stockholders and no stated rationale for this delay.

➢	The independent directors of the Board lack any meaningful ownership in RCM – owning less than 1% of the outstanding common stock – making them unvested stewards of stockholder capital.

Rather than provide stockholders explanations for these and other serious failures, RCM instead lobs personal and untruthful attacks against highly qualified candidates nominated by the Company’s largest stockholder and wastes stockholder money by filing frivolous lawsuits.

The Stockholder Group urges its fellow stockholders to send a clear message to the Board that the status quo is not acceptable by voting the GOLD proxy card today.

VOTE FOR CHANGE AT RCM -- PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, NY 10022 (212) 297-0720 Call Toll-Free at: (877) 566-1922 E-mail: info@okapipartners.com